Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-277184

The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 22, 2024

PRELIMINARY PROSPECTUS SUPPLEMENT TO THE
SHORT FORM BASE SHELF PROSPECTUS DATED February 20, 2024

New Issue	February 22, 2024

COLLIERS INTERNATIONAL GROUP INC.

US$■

■ Subordinate Voting Shares

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated February 20, 2024 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of subordinate voting shares (the “Offered Shares”) in the share capital of Colliers International Group Inc. (the “Corporation”, “Colliers”, “us” or “we”) at a price of US$■ (the “Offering Price”) per Offered Share. The Corporation will use the net proceeds of the Offering as described in this Prospectus Supplement. See “Use of Proceeds”.

The Offering is being made concurrently in each of the provinces and territories of Canada, other than Québec, under the terms of this Prospectus Supplement and in the United States (the “U.S.”) under the terms of the Corporation’s registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

Colliers’ subordinate voting shares (the “Subordinate Voting Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and on The Nasdaq Global Select Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “CIGI”. On February 21, 2024, the last trading day prior to the date of this Prospectus Supplement, the closing prices of the Subordinate Voting Shares on the TSX and Nasdaq were C$167.11 and US$123.67, respectively. The Corporation has applied to list the Offered Shares distributed under this Prospectus Supplement on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

Price: US$■ per Offered Share

	Price to the Public(1)	Underwriters’ Discounts and Commissions	Net Proceeds to the Corporation(2)
Per Offered Share……………………………	US$■	US$■	US$■
Total Offering(3)………………………………	US$■	US$■	US$■

_________________

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Notes:
1)	The price of the Offered Shares was determined by negotiation between the Corporation and the Underwriters (as defined herein), with reference to the then-current market price of the Subordinate Voting Shares.
2)	Before deducting the expenses of the Offering, estimated to be approximately US$■ million, which, together with the Underwriters’ discounts and commissions, will be paid for by us out of the gross proceeds of the Offering. See “Plan of Distribution”.
3)	We have granted to the Underwriters an option (the “Over-Allotment Option”), exercisable at any time up to 30 days from and including the Closing Date, to purchase up to ■ additional Subordinate Voting Shares (representing 15% of the total number of shares offered hereunder) at the Offering Price listed above, less underwriting discounts and commissions. The Underwriters may exercise this option solely for the purpose of covering the Underwriters’ over-allocation position, if any, made in connection with the initial offering of the Subordinate Voting Shares offered by this Prospectus Supplement and consequent market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Discounts and Commissions” and “Net Proceeds to the Corporation” will be US$■, US$■ and US$■, respectively. This Prospectus Supplement also qualifies under applicable Canadian securities laws the grant of the Over-Allotment Option. A purchaser who acquires Subordinate Voting Shares forming part of the over-allocation position acquires those shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	Option to acquire up to ■ additional Subordinate Voting Shares	Exercisable within 30 days of the date of this Prospectus Supplement	US$■ per Subordinate Voting Share

All dollar amounts in this Prospectus Supplement are in U.S. dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

The Offering is being made concurrently in each of the provinces and territories of Canada, other than Québec, and the United States. The Offered Shares will be offered by BMO Nesbitt Burns Inc. (“BMO Capital Markets”) and J.P. Morgan Securities Canada Inc. (together with BMO Capital Markets, the “Joint Bookrunners” or the “Underwriters”) pursuant to an underwriting agreement dated February 22, 2024 (the “Underwriting Agreement”). The Offered Shares will be offered in each of the provinces and territories of Canada, other than Québec, and in the U.S. through the Underwriters, either directly or, if applicable, indirectly through their respective Canadian or U.S. broker-dealer affiliates or agents, as applicable.

An investment in Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Offered Shares. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

The Corporation has two classes of issued and outstanding shares: the Subordinate Voting Shares and multiple voting shares (the “Multiple Voting Shares”). The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Subordinate Voting Shares and the Multiple Voting Shares are substantially identical with the exception of the multiple voting rights and conversion rights attached to the Multiple Voting Shares. Each Subordinate Voting Share is entitled to one (1) vote and each Multiple Voting Share is entitled to twenty (20) votes on all matters upon which the holders of shares are entitled to vote, and holders of Subordinate Voting Shares and Multiple Voting Shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by the Corporation’s articles. The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances. See “Description of Share Capital – Conversion”. The holders of Subordinate Voting Shares benefit from contractual provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares. See “Description of Share Capital – Take-over Bid Protection” in the accompanying Shelf Prospectus. Upon completion of the Offering and assuming no exercise of the Over-Allotment Option or other issuances of Subordinate Voting Shares or Multiple Voting Shares as a result of conversions or the exercise or settlement of options or other securities granted by the Corporation under the Corporation’s Stock Option Plan (as defined herein), the Corporation’s issued and outstanding share capital will consist of ■ Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. See “Description of the Share Capital” in the accompanying Shelf Prospectus.

The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement, as described under “Plan of Distribution”. The validity of the Subordinate Voting Shares being offered by this Prospectus Supplement and other legal matters concerning the Offering relating to Canadian and U.S. law will be passed upon for the Corporation by Torys LLP. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to U.S. law.

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Each of BMO Capital Markets and J.P. Morgan Securities Canada Inc. is, directly or indirectly, an affiliate of a lender under the Revolving Credit Facility (as defined herein) and the proceeds of the Offering will initially be used to pay down amounts outstanding under the Revolving Credit Facility (which may be subsequently redrawn and applied to fund potential future acquisition opportunities and growth initiatives). Consequently, Colliers may be considered a “connected issuer” of such Underwriters under applicable securities laws in Canada in connection with the Offering. See “Use of Proceeds” and “Relationship between Colliers and Certain Underwriters”.

In accordance with and subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price. Any such reduction will not affect the proceeds of the Offering to be received by the Corporation. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about February 28, 2024, or such earlier or later date as the Corporation and the Underwriters may agree, but in any event no later than February 29, 2024 (the “Closing Date”).

It is expected that the Corporation will arrange for the issue and deposit of the Offered Shares under the book-based system of registration, to be registered to CDS Clearing and Depositary Services Inc. (“CDS”), or its nominee, and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.

Unless otherwise indicated, the disclosure contained in this Prospectus Supplement assumes that the Over-Allotment Option has not been exercised.

NONE OF THE SEC, ANY U.S. STATE SECURITIES REGULATORY AUTHORITY OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the U.S. and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and were subject to the rules and regulations of the SEC and the Public Company Accounting Oversight Board (“PCAOB”).

Purchasers of the Offered Shares should be aware that the acquisition of such Offered Shares may have tax consequences both in the U.S. and in Canada. This Prospectus Supplement and the accompanying Shelf Prospectus may not describe these tax consequences fully. See “U.S. Federal Income Tax Considerations” and “Canadian Federal Income Tax Considerations”. The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of the Province of Ontario, that most of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the Registration Statement are not residents of the U.S., and that all or a substantial portion of the assets of the Corporation and said persons are located outside of the United States. See “Enforcement of Certain Civil Liabilities” in the accompanying Shelf Prospectus.

Directors of the Corporation residing outside of Canada have appointed Colliers International Group Inc., 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Certain Civil Liabilities” in the accompanying Shelf Prospectus.

Colliers’ registered office and head office is located at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

Table of contents for the shelf prospectus

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1	RISK FACTORS	13
AVAILABLE INFORMATION	2	LEGAL MATTERS	13
FINANCIAL INFORMATION	3	WELL-KNOWN SEASONED ISSUER	13
EXCHANGE RATE INFORMATION	3	AUDITORS, TRANSFER AGENT AND REGISTRAR	13
THE CORPORATION	3	ENFORCEMENT OF CERTAIN CIVIL LIABILITIES	14
DOCUMENTS INCORPORATED BY REFERENCE	3	DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	14
CONSOLIDATED CAPITALIZATION	5
EARNINGs COVERAGE RATIOS	5
USE OF PROCEEDS	5
PLAN OF DISTRIBUTION	5
DESCRIPTION OF SHARE CAPITAL	5
DESCRIPTION OF DEBT SECURITIES	8
DESCRIPTION OF WARRANTS	10
DESCRIPTION OF SUBSCRIPTION RECEIPTS	11
Description of Units	12
TRADING PRICE AND VOLUME	13
PRIOR SALES	13

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the accompanying Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purpose of the Offering.

Neither the Corporation nor the Underwriters have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), readers should rely on the information in this Prospectus Supplement. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or therein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. Colliers does not undertake to update the information contained or incorporated by reference herein or in the accompanying Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4, telephone (416) 960-9500. These documents are also available on SEDAR+, which can be accessed online at www.sedarplus.com and are filed with the SEC as exhibits to the Registration Statement, available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

The following documents, filed by the Corporation with securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a)	the annual information form of the Corporation dated as of February 15, 2024 for the financial year ended December 31, 2023 (the “AIF”);

(b)	the consolidated financial statements of the Corporation as at and for the years ended December 31, 2023 and 2022, the notes thereto, Management’s Report on Internal Control over Financial Reporting, and the report of Independent Registered Public Accounting Firm dated February 15, 2024 (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of financial condition and results of operations dated February 15, 2024 for the fiscal year ended December 31, 2023 (the “Annual MD&A”);

(d)	the management information circular of the Corporation dated February 16, 2023 for the annual meeting of shareholders held on April 5, 2023; and

(e)	the indicative template version of the term sheet dated as at February 22, 2024 prepared for potential investors in connection with the Offering.

S-1

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada and the U.S. after the date of this Prospectus Supplement, disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and the U.S. and after the date of this Prospectus Supplement and prior to the termination of the Offering, shall be deemed to be incorporated by reference in this Prospectus Supplement. In addition, any “template version” of “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of this Prospectus Supplement and prior to the termination of the Offering, shall be deemed to be incorporated by reference in this Prospectus Supplement.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

S-2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated herein and therein by reference contain “forward-looking statements” within the meaning of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”), concerning the current expectations, estimates, forecasts and projections of management regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact included in this Prospectus Supplement and in the accompanying Shelf Prospectus, including the documents incorporated by reference herein and therein, which address events, results, outcomes or developments that the Corporation expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “may,” “would,” “could,” “will,” “anticipate,” “believe,” “plan,” “expect,” “intend,” “estimate,” “aim,” “endeavour”, or variations of such words and phrases and similar expressions or statements.

The Corporation cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Corporation at the time of making such statements, are inherently subject to known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Readers, therefore, should not place undue reliance on such statements and information.

Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: economic conditions, especially as they relate to rising interest rates, commercial and consumer credit conditions and business spending, particularly in regions where the Corporation’s business may be concentrated; rising inflation and its impact on compensation costs, hiring and retention of talent, and the Corporation’s ability to recover costs from its clients; the continuing aftermath of the global COVID-19 pandemic and its related impact on economic conditions, and in particular its impact on client demand for the Corporation’s services, the Corporation’s ability to deliver services and ensure the health and productivity of its employees; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for transactions; the effect of significant movements in average capitalization rates across different property types; a change in or loss of the Corporation’s relationship with U.S. government agencies; defaults by borrowers on loans originated under the Fannie Mae DUS Program (as defined in the Annual MD&A); a reduction by clients in their reliance on outsourcing for their commercial real estate needs; competition in the markets served by the Corporation; the impact of changes in the market value of assets under management on the performance of the Corporation’s investment management business; a decline in the Corporation’s ability to fundraise in its investment management operations, or an increase in redemptions from its perpetual funds and separately managed accounts; a decline in our ability to attract, recruit and retain talent; a decline in the Corporation’s performance impacting our continued compliance with the financial covenants under the Corporation’s debt agreements, or the Corporation’s ability to negotiate a waiver of certain covenants with the Corporation’s lenders; the effect of increases in interest rates on the Corporation’s cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Corporation’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; a decline in the Corporation’s ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; disruptions, cyber-attacks or security failures in our information technology systems, and our ability to recover from such incidents; the ability to comply with laws and regulations related to the Corporation’s global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on the Corporation’s business; changes in climate and environment-related policies that may adversely impact the Corporation’s business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the Corporation’s business.

Additional risk factors and details with respect to such risk factors are described in the section entitled “Risk Factors” in this Prospectus Supplement and the accompanying Shelf Prospectus and any risk factors included in the documents incorporated by reference. Additional information about these assumptions and risks and uncertainties is contained in the Corporation’s filings with securities regulators, including the AIF and the Annual MD&A, each which have been filed with the SEC and are incorporated by reference herein. Although the Corporation has attempted to identify important factors and risks that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this Prospectus Supplement and in the accompanying Shelf Prospectus represent the Corporation’s expectations as of the date of this Prospectus Supplement and the accompanying Shelf Prospectus, respectively, and forward-looking statements contained in documents incorporated herein by reference represent the Corporation’s expectations as of the date of such documents (or as otherwise stated) and are subject to change after such date. Colliers does not assume any obligation to update or revise any forward-looking statement to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

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CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts in this Prospectus Supplement are expressed in U.S. dollars, except as otherwise indicated. References to “$”, “US$” or “dollars” are to U.S. dollars and references to “C$” are to Canadian dollars.

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars.

Years ended December 31,
	2023	2022	2021
High ………………………………………………….	C$1.3875	C$1.3856	C$1.2942
Low…………………………………………………...	C$1.3128	C$1.2451	C$1.2040
Average for the Period……………………………….	C$1.3497	C$1.3011	C$1.2535
End of Period…………………………………………	C$1.3226	C$1.3544	C$1.2678

On February 21, 2024 the average daily rate of exchange was US$1.00 = C$1.3512 as published by the Bank of Canada.

AVAILABLE INFORMATION

The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. These reports and information are available to the public free of charge on SEDAR+ at www.sedarplus.com.

The Corporation has filed the Registration Statement, of which this Prospectus Supplement and the Shelf Prospectus form a part, with the SEC. This Prospectus Supplement and the Shelf Prospectus do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC.

The Corporation is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the U.S. and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies subject to the provisions of the U.S. Exchange Act that are applicable to U.S. domestic reporting companies.

In addition, as a foreign private issuer, Colliers is permitted to follow TSX listing rules in lieu of those required by Nasdaq. In particular, Colliers intends to follow the listing rules of the TSX in respect of private placements instead of the requirements of Nasdaq to obtain shareholder approval for certain dilutive events (such as issuances of common shares that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Colliers and certain acquisitions of the shares or assets of another company). The TSX threshold for shareholder approval of private issuances of common shares is generally 25%, subject to additional shareholder approval requirements in the case of certain issuances to insiders, and accordingly, Colliers will be permitted to rely on shareholder approval rules that may be less favorable to shareholders than for U.S. domestic companies that are subject to Nasdaq shareholder approval rules.

Investors may read any document that the Corporation has filed with, or furnished to, the SEC, on the Corporation’s profile on EDGAR at www.sec.gov.

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THE CORPORATION

Colliers is a leading diversified professional services and investment management company, incorporated under the Business Corporations Act (Ontario). The Corporation provides commercial real estate professional services and investment management to corporate and institutional clients in 34 countries around the world (66 countries including affiliates and franchisees). Colliers’ primary service lines are Outsourcing & Advisory, Investment Management, Leasing and Capital Markets.

The registered office and head office of the Corporation is located at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4. Additional information regarding the Corporation and its business is set out in the AIF, which is incorporated by reference herein.

USE OF PROCEEDS

The net proceeds from the sale of the Offered Shares to be received by the Corporation are estimated to be approximately $■ (assuming no exercise of the Over-Allotment Option) and $■ (if the Over-Allotment Option is exercised in full) after deducting the Underwriters’ discounts and commissions of $■ (assuming no exercise of the Over-Allotment Option) and $■ (if the Over-Allotment Option is exercised in full), respectively, and after deducting estimated expenses of the Offering.

Colliers intends to use the net proceeds of the Offering to repay balances outstanding on the Revolving Credit Facility (as defined below), as well as for general corporate purposes. Such anticipated repayment is intended to create additional capacity to fund potential future acquisition opportunities and growth initiatives. As at February 16, 2024, the aggregate amount outstanding under the Revolving Credit Facility was approximately $999.38 million. After giving effect to the repayment of approximately $■ from the proceeds of the Offering toward the repayment of indebtedness under the Revolving Credit Facility, the balance outstanding under the Revolving Credit Facility is expected to be $■. The outstanding indebtedness to be reduced was initially incurred primarily for the purpose of funding existing operations and strategic acquisitions.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Colliers consists of (i) an unlimited number of preference shares, issuable in series, none of which are issued and outstanding as of February 16, 2024, (ii) an unlimited number of Subordinate Voting Shares, of which 46,246,182 were issued and outstanding as of February 16, 2024, (iii) and an unlimited number of Multiple Voting Shares, of which 1,325,694 were issued and outstanding as of February 16, 2024. All of the issued and outstanding Multiple Voting Shares are, directly or indirectly, held by Jay S. Hennick, our Chairman and Chief Executive Officer, and Henset Capital Inc (the “Multiple Voting Shareholder”). Before giving effect to the Offering, Mr. Hennick and the Multiple Voting Shareholder hold approximately 43.62% of the voting power of all of our issued and outstanding shares. See “Risk Factors—Our dual class structure has the effect of concentrating voting control and the ability to influence corporate matters.”

The Multiple Voting Shares carry a greater number of votes per share relative to the Subordinate Voting Shares. The Subordinate Voting Shares are therefore “restricted securities” within the meaning of such term under applicable Canadian securities laws. Before giving effect to the Offering, the holders of Subordinate Voting Shares hold approximately 63.56% of the voting power of Colliers’ outstanding voting shares, on a fully diluted basis. After giving effect to the Offering, the holders of Subordinate Voting Shares will hold approximately ■% of the voting power of Colliers’ outstanding voting shares, on a fully diluted basis.

Except as described in the accompanying Shelf Prospectus, the Subordinate Voting Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by the Corporation as if they were one class of shares. See “Description of the Share Capital” in the accompanying Shelf Prospectus for a detailed description of the attributes of the Subordinate Voting Shares and Multiple Voting Shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the cash, cash equivalents and marketable securities and the consolidated capitalization of the Corporation as at December 31, 2023 on (i) an actual basis; and (ii) an as-adjusted basis to give effect to the Offering (assuming no exercise of the Over-Allotment Option) and the anticipated use of the net proceeds to the Corporation therefrom, after deducting estimated expenses and the underwriters’ discounts and commissions of the Offering.

S-5

This table should be read in conjunction with the Annual Financial Statements and the Annual MD&A, each of which is incorporated by reference in this Prospectus Supplement. There have been no material changes in the Corporation’s share or loan capital since December 31, 2023, the last period for which financial statements have been prepared.

	As at December 31, 2023
	Actual	As Adjusted
	($ thousands)
Cash and cash equivalents. . . . . . . . . . . . . . . . . . . .	$181,134	$■
Long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$1,502,639	$■
Redeemable non-controlling interests…………………………………….	$1,072,066	$■
Shareholders’ equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
- Subordinate Voting Shares and Multiple Voting Shares (1)(2)…	$1,127,034	$■
- Contributed Surplus. . . . . . . . . . . . . . . . . . . . . . . . . . . . . …….	$123,394	$■
- Deficit. . . . . . . . . . . . . . . . . . . . . . . . . . . . . …………………..	$(332,866)	$■
- Accumulated other comprehensive loss. . . . . . . . . . . . . . . . . .	$(69,571)	$■
- Non-controlling interests. . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$2,499	$■
- Total shareholders’ equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$850,490	$■
Consolidated capitalization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$3,244,061	$■

Notes:

(1)	Excludes: (i) 3,219,750 Subordinate Voting Shares issuable upon exercise of options granted under the Corporation’s stock option plan (the “Stock Option Plan”) as at December 31, 2023; (ii) 102,300 Subordinate Voting Shares issuable upon exercise of options reserved for future grants under the Stock Option Plan as at December 31, 2023; and (iii) approximately 8,200,000 Subordinate Voting Shares issuable upon settlement of put or call options under redeemable non-controlling interests in respect of the Corporation’s minority positions in subsidiaries. See note 18 to the Annual Financial Statements as at December 31, 2023.

(2)	Colliers commenced a normal course issuer bid on July 20, 2023 (“NCIB”) pursuant to which the Corporation may make open market purchases until July 19, 2024 of up to 4,000,000 Subordinate Voting Shares (for cancellation) through the facilities of the TSX, Nasdaq or alternative Canadian trading systems, subject to applicable law. Since December 31, 2023, Colliers has made no repurchases of Subordinate Voting Shares under its NCIB.

DIVIDEND POLICY

On December 7, 2021, the board of directors of Colliers increased the Corporation’s semi-annual dividend policy to provide for a dividend of $0.30 per Subordinate Voting Share and Multiple Voting Share per annum, payable semi-annually. On December 5, 2023, the board of directors of Colliers declared a semi-annual dividend of $0.15 per Subordinate Voting Share and Multiple Voting Share ($0.30 per annum). These dividends are paid in cash after the end of the second and fourth quarters. All dividend payments are subject to the discretion of the Corporation’s board of directors. For the purposes of the Income Tax Act (Canada) (the “Tax Act”) and any similar provincial legislation, all dividends on the Subordinate Voting Shares and Multiple Voting Shares will be eligible dividends unless indicated otherwise.

The terms of the Corporation’s dividend policy remain, among other things, at the discretion of the Corporation’s board of directors. Future dividends on the Subordinate Voting Shares and Multiple Voting Shares, if any, will depend on the results of Colliers’ operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other relevant factors. Under the terms of the Revolving Credit Facility, the Corporation is not permitted to pay dividends, whether in cash or in specie, if an event of default thereunder has occurred and is continuing, or if an event of default would occur as a consequence thereof.

PRIOR SALES

For the 12-month period prior to the date hereof, the Corporation has issued or granted Subordinate Voting Shares and securities convertible into Subordinate Voting Shares as listed in the table set forth below:

Date	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security ($)
February 20, 2023 to February 20, 2024	Options to purchase Subordinate Voting Shares (1)	807,500	$106.68 (weighted average exercise price)
February 20, 2023 to February 20, 2024	Subordinate Voting Shares (2)	429,000	$71.20 (weighted average exercise price)(3)
June 1, 2023	Subordinate Voting Shares(4)	4,015,720	$56.30

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_______________

Notes:

(1)	Issued under the Stock Option Plan. Options are granted under the Stock Option Plan at the closing price of the Subordinate Voting Shares on the trading day prior to the date of the grant. Under the Stock Option Plan, the board of directors of Colliers has the authority to determine the vesting of, and fix the terms of, such options, which may not be for less than one year nor more than ten years from the date of grant. Each option allows for the purchase of one Subordinate Voting Share.

(2)	Represents Subordinate Voting Shares issued upon the exercise of options pursuant to the Stock Option Plan.

(3)	Exercise price relates solely to Subordinate Voting Shares issued upon the exercise of options pursuant to the Stock Option Plan.

(4)	Issued in connection with the redemption of the 4.00% convertible senior subordinated notes due 2025 of the Corporation previously issued on May 19, 2020.

TRADING PRICE AND VOLUME

The Subordinate Voting Shares are listed and posted for trading under the symbol “CIGI” on the TSX and on the Nasdaq.

The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and trading volumes of the Subordinate Voting Shares on the TSX.

Month	Price per Subordinate Voting Share (C$) Monthly High	Price per Subordinate Voting Share (C$) Monthly Low	Subordinate Voting Share Total Volume for Period
February 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . .	161.37	140.29	1,619,669
March 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	157.84	137.50	1,601,609
April 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	144.88	130.80	1,072,325
May 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	145.76	119.86	1,824,828
June 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	135.75	121.60	1,241,245
July 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	143.73	129.79	1,265,489
August 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	156.36	131.47	1,952,305
September 2023. . . . . . . . . . . . . . . . . . . . . . . . . . .	158.88	128.65	1,397,862
October 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . .	131.89	118.98	1,490,446
November 2023. . . . . . . . . . . . . . . . . . . . . . . . . . .	148.81	115.00	1,939,375
December 2023. . . . . . . . . . . . . . . . . . . . . . . . . . .	172.74	140.49	1,075,918
January 2024. . . . . . . . . . . . . . . . . . . . . . . . . . . . .	167.53	146.94	866,866
February 1 – February 21, 2024. . . . . . . . . . . . .	176.51	146.14	741,948

The following table sets forth, for the periods indicated, the high and low trading prices in U.S. dollars and trading volumes of the Subordinate Voting Shares on Nasdaq.

Month	Price per Subordinate Voting Share ($) Monthly High	Price per Subordinate Voting Share ($) Monthly Low	Subordinate Voting Shares Total Volume for Period
February 2023. . . . . . . . . . . . . . . . . . . . . . . . . . .	129.95	104.93	2,082,962
March 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . .	115.69	101.01	2,707,078
April 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	106.50	96.58	1,530,722
May 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	107.61	87.52	2,757,908
June 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	102.99	91.67	1,593,542
July 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	109.03	97.04	2,127,828
August 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . .	115.72	99.02	2,488,497
September 2023. . . . . . . . . . . . . . . . . . . . . . . . .	117.67	94.85	1,903,701
October 2023. . . . . . . . . . . . . . . . . . . . . . . . . . .	97.23	86.81	1,855,663
November 2023. . . . . . . . . . . . . . . . . . . . . . . . .	109.11	83.38	3,134,052
December 2023. . . . . . . . . . . . . . . . . . . . . . . . . .	131.01	103.50	1,525,826
January 2024. . . . . . . . . . . . . . . . . . . . . . . . . . . .	125.53	103.02	1,497,753
February 1 – February 21, 2024. . . . . . . . . . .	131.05	109.66	1,996,327

S-7

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, we have agreed to sell and the Underwriters have agreed to purchase on the Closing Date, subject to the terms and conditions contained therein, ■ Offered Shares at a price of $■ per Offered Share payable in cash to us against delivery, for aggregate gross proceeds of $■. In connection with the Offering, we have agreed to pay the Underwriters a fee of $■ per Offered Share issued by us (or 4.0% of the total gross proceeds of the Offering) for aggregate consideration of $■ for their services performed in connection with the Offering, upon completion of the Offering. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion upon the occurrence of certain stated events as follows: (a) there should occur any material change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or capital of the Corporation or a change in any material fact, or the Underwriters become aware of any undisclosed material information, which in the opinion of an Underwriter, acting reasonably, would reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares; (b) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence, catastrophe, accident, natural disaster, public protest, war or act of terrorism of national or international consequence or any new law or regulation or a change thereof which, in the opinion of an Underwriter, acting reasonably, seriously adversely affects, or involves, or is expected to seriously adversely affect, or involve, financial markets in Canada or the United States generally or the business, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation; (c) there should occur or commence or be announced or threatened any inquiry, action, suit, investigation or other proceeding (whether formal or informal) by any governmental authority or any order or ruling is issued under or pursuant to any statute of Canada or the United States or of any province or territory of Canada, or state of the United States by any governmental authority (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters), which in the reasonable opinion of an Underwriter would be expected to operate to prevent or materially restrict trading in or distribution of the Offered Shares or would have a material adverse effect on the market price or value of the Offered Shares; or (d) the Corporation is in breach of any term, condition or covenant of the Underwriting Agreement in any material respect.

Our expenses of the Offering, estimated to be approximately $■ million, will be paid for by us out of the gross proceeds of the Offering. The Underwriters are responsible for their expenses of the Offering. Subject to certain exceptions contained in the Underwriting Agreement, if an Underwriter fails to purchase the Offered Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Offered Shares. The Underwriters are, however, obligated to take up and pay for all the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.

The Offering is being made concurrently in each of the provinces and territories of Canada, other than Québec, and in the U.S. pursuant to the multi-jurisdictional disclosure system implemented by securities regulatory authorities in the U.S. and Canada. The Offered Shares will be offered in each of the provinces and territories of Canada, other than Québec, through certain of the Underwriters or their Canadian affiliates who are registered to offer the Offered Shares for sale in such provinces and territories, or through such other registered dealers as may be designated by the Underwriters. The Offered Shares will be offered in the U.S. through certain of the Underwriters, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. No securities will be sold in any jurisdiction except by a dealer appropriately registered under the securities laws of that jurisdiction or pursuant to an exemption from the registered dealer requirements of the securities laws of that jurisdiction. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Offered Shares outside the U.S. and Canada.

The Offering Price was determined by negotiation between us and the Underwriters with reference to prevailing market conditions. All fees payable to the Underwriters will be paid on account of services rendered in connection with the Offering and will be paid from the proceeds of the Offering.

S-8

We have also granted the Underwriters the Over-Allotment Option, exercisable at the Underwriters’ sole option and without obligation, in whole or in part, at any time up to 30 days after the Closing Date, to purchase up to an additional ■ Subordinate Voting Shares at a price of $■ per Subordinate Voting Share on the same terms as set out above to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the price to the public, Underwriters’ fee and net proceeds to the Corporation (before payment of the estimated expenses of the Offering) will be $■, $■ and $■, respectively. This Prospectus Supplement also qualifies for distribution the grant of the Over-Allotment Option. A purchaser who acquires Subordinate Voting Shares forming part of the Underwriters’ over-allocation position acquires those Subordinate Voting Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Corporation has applied to list the Offered Shares distributed under this Prospectus Supplement on the TSX. Listing will be subject to us fulfilling all of the listing requirements of the TSX. If required, we will provide notice of the Offering to Nasdaq in accordance with the rules of that exchange.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Subordinate Voting Shares. The foregoing restrictions are subject to certain exceptions including: (i) a bid for or purchase of Subordinate Voting Shares if the bid or purchase is made through the facilities of the TSX or Nasdaq in accordance with the Universal Market Integrity Rules for Canadian Marketplaces; (ii) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. In connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. The Underwriters may conduct these transactions on the TSX or Nasdaq. If the Underwriters commence any of these transactions, they may discontinue them at any time.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Subordinate Voting Shares while the Offering is in progress. These transactions may also include making short sales of the Subordinate Voting Shares, which involve the sale by the Underwriters of a greater number of Offered Shares than they are required to purchase under the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Subordinate Voting Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Subordinate Voting Shares available for purchase in the open market compared to the price at which they may purchase Subordinate Voting Shares through the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Subordinate Voting Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Subordinate Voting Shares in the open market that could adversely affect investors who purchase under the Offering. Any naked short position would form part of the Underwriters’ over-allocation position.

The Offering Price is payable in U.S. dollars only. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares offered by this short form prospectus at the Offering Price, the offering price may be decreased, and further changed from time to time, by the Underwriters to an amount not greater than the Offering Price and, in such case, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to us. Any such reduction to the Offering Price will not affect the proceeds received by us.

We have agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities, including liabilities under applicable Canadian securities laws and the U.S. Securities Act.

S-9

We have agreed that, subject to certain stated exceptions set forth in the Underwriting Agreement, we will not, without the prior written consent of BMO Capital Markets (such consent not to be unreasonably withheld or delayed), on behalf of the Underwriters, directly or indirectly sell, offer to sell, issue, grant any option, warrant or other right for the sale or issuance of, or otherwise lend, transfer, assign or dispose of or issue any Subordinate Voting Shares or securities or other financial instruments exercisable or exchangeable for, convertible into, or having the right to acquire Subordinate Voting Shares or enter into any agreement or arrangement under which the Corporation would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Subordinate Voting Shares, or agree to become bound to do so, or disclose to the public any intention to do any of the foregoing, for a period of 90 days following the Closing Date. The directors and executive officers will also agree, prior to closing of the Offering and subject to certain exceptions, not to, without the prior written consent of BMO Capital Markets (such consent not to be unreasonably withheld or delayed) on behalf of the Underwriters, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, any shares or securities convertible into or exchangeable for shares, including, for greater certainty, multiple voting shares in the capital of the Corporation or announce any intention to do so or exercise any right with respect to the registration of any of the securities, in any manner whatsoever, for a period beginning on the Closing Date and ending on the date that is 90 days after the Closing Date.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offering is expected to close on or about February 28, 2024 or such later date as we and the Underwriters may agree but, in any event, not later than February 29, 2024. The Offered Shares will be issued and deposited in electronic form with CDS or its nominee pursuant to the book-based system administered by CDS. No certificates evidencing the Offered Shares will be issued to purchasers, and registration will be made in the depository service of CDS. Purchasers of Offered Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased.

Other than in the U.S. and in each of the provinces of Canada, other than Québec, no action has been taken by the Corporation that would permit a public offering of the Offered Shares in any jurisdiction where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

It is expected that delivery of the Offered Shares will be made against payment therefor on or about ■, 2024, which is ■ business days following the date hereof (such settlement cycle being referred to as “T+■”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Shares prior to the second business day immediately preceding the settlement date will be required, by virtue of the fact that the Offered Shares initially will settle in T+■, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

RELATIONSHIP BETWEEN COLLIERS AND CERTAIN UNDERWRITERS

The Corporation is party to a sustainability linked third amended and restated credit agreement, dated as of May 27, 2022 (as amended as of November 2, 2022 and April 28, 2023, the “Revolving Credit Facility”), among Colliers, each of the Corporation’s subsidiaries party thereto, Bank of Montreal, as administrative agent, BMO Capital Markets, as sole bookrunner, the lenders party thereto and each other party thereto. The Revolving Credit Facility bears interest at various floating reference rates plus the applicable margin from time to time in effect. The Revolving Credit Facility is sustainability-linked and includes pricing adjustments tied to achievements of performance targets over time including: (i) reducing greenhouse gas emissions; (ii) increasing female representation in management roles; and (iii) ensuring Colliers-occupied offices obtain the WELL Health-Safety certification. As of July 27, 2023, Colliers achieved a full five basis point reduction in the borrowing cost on the Revolving Credit Facility. As at February 16, 2024, the aggregate amount outstanding under the Revolving Credit Facility was approximately $999.38 million. The Revolving Credit Facility provides for guarantees by substantially all of Colliers’ material wholly owned subsidiaries. As of the date of this Prospectus Supplement, Colliers and its applicable subsidiaries have been in compliance in all material respects with the terms of the Revolving Credit Facility, and none of the lenders have waived any breach of such terms since the execution of the Revolving Credit Facility. The consolidated financial position of the Corporation has not changed materially since the indebtedness under the Revolving Credit Facility was incurred.

As described in “Use of Proceeds”, the net proceeds of the Offering will be used to repay a portion of our indebtedness under the Revolving Credit Facility. Each of BMO Capital Markets and J.P. Morgan Securities Canada Inc. is, directly or indirectly, an affiliate of a lender under the Revolving Credit Facility. Consequently, we may be considered a “connected issuer” of such Underwriters, under applicable securities laws in Canada in connection with the Offering. The decision to distribute the Offered Shares hereunder and the terms of this Offering were negotiated at arm’s length between the Corporation and the Underwriters. None of the Underwriters will receive any benefit in connection with this Offering other than a portion of the Underwriting Fee.

S-10

Additionally, affiliates of one or more of the Underwriters may receive more than 5% of the net proceeds from the Offering in the form of the repayment of indebtedness under the Revolving Credit Facility. Accordingly, the Offering is being conducted in compliance with FINRA Rule 5121, as administered by the Financial Industry Regulatory Authority (“FINRA”). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, as the Offering is of a class of equity securities for which there is a “bona fide public market”, as defined by FINRA rules.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, Canadian counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder generally applicable to a holder who acquires, as beneficial owner, Offered Shares pursuant to the Offering. This summary only applies to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriters and is not affiliated with the Corporation or the Underwriters and (ii) acquires and holds the Offered Shares as capital property (a “Holder”). The Offered Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon: (i) the facts set out in this Prospectus Supplement, (ii) the current provisions of the Tax Act in force as of the date hereof; (iii) all specific proposals (the “Tax Proposals”) to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; (iv) the Canada-United States Tax Convention (1980), as amended (the “Treaty”) and (v) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary assumes that all such Tax Proposals will be enacted in the form currently proposed but no assurance can be given that they will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial interpretation, decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada, which may differ from the Canadian federal income tax considerations described herein.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the date such amount arose or such other rate of exchange as may be acceptable to the CRA.

This summary is not exhaustive of all possible Canadian federal income tax considerations of purchasing, holding or disposing of the Offered Shares. This summary does not address the deductibility of interest on any funds borrowed by a Holder to purchase Offered Shares. Moreover, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representation with respect to the income tax consequences to any particular Holder is made. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Offered Shares in their particular circumstances.

S-11

Holders Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada (a “Resident Holder”). This summary is not applicable to a Resident Holder: (i) that is a “financial institution” within the meaning of the Tax Act (including for the purposes of the mark-to-market rules in the Tax Act); (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) that has elected to report its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency; (iv) an interest in which is a “tax shelter investment” within the meaning of the Tax Act; or (v) that enters into or has entered into, with respect to the Offered Shares, a “derivative forward agreement” as that term is defined in the Tax Act. Such Resident Holders should consult their own tax advisors.

A Resident Holder whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such Resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident person (or a group of such persons that do not deal at arm’s length) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

Dividends on Offered Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividend received or deemed to be received on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from “taxable Canadian corporations” as defined in the Tax Act. Taxable dividends that are designated by the Corporation as “eligible dividends” will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends. See “Dividend Policy” above.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, a taxable dividend received by a Resident Holder that is a corporation may be treated as proceeds of disposition or a capital gain pursuant to the rules in subsection 55(2) of the Tax Act. Corporate Resident Holders should contact their own tax advisors with respect to the application of these rules in their particular circumstances.

Dispositions of Offered Shares

A Resident Holder who disposes of or is deemed for the purposes of the Tax Act to have disposed of an Offered Share (other than to the Corporation unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the total of: (i) the adjusted cost base as defined in the Tax Act to the Resident Holder of the Offered Shares immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. For purposes of determining the adjusted cost base to a Resident Holder of Offered Shares acquired pursuant to the Offering, the cost of such Offered Shares will be averaged with the adjusted cost base of all other Subordinate Voting Shares (if any) held by the Resident Holder as capital property immediately before that time.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Offered Shares may, in certain circumstances set out in the Tax Act, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Offered Shares. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

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Other Taxes

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. This tax will generally be refunded to the corporation when sufficient taxable dividends are paid while it is a private corporation or a subject corporation.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in the year, a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to the Tax Proposals released on November 28, 2023) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Offered Shares and dividends to the extent that such dividends are not deductible in computing the Resident Holder’s taxable income for the taxation year. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Capital gains realized and taxable dividends received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times, (i) is not and is not deemed to be a resident of Canada, and (ii) does not use or hold, and is not deemed to use or hold, Offered Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, apply to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Dividends on Offered Shares

Dividends paid or credited or deemed to be paid or credited to a Non- Resident Holder on the Offered Shares will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25% on the gross amount of the dividend, although such rate may be reduced by virtue of an applicable income tax treaty. For example, under the Treaty, where dividends on the Offered Shares are considered to be paid to a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. The Corporation will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Resident Holder’s account.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to Canadian federal income tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of an Offered Share unless, at the time of disposition, such Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the Nasdaq) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied: (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Corporation, and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), or options in respect of, or interests in or for civil law rights in, such properties (whether or not such property exists). Notwithstanding the foregoing, Offered Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

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A Non-Resident Holder whose shares may constitute taxable Canadian property should consult with the Non-Resident Holder’s own tax advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of Subordinate Voting Shares acquired pursuant to the Offering. This summary only addresses persons that hold Subordinate Voting Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address the tax consequences to U.S. Holders that receive distributions on Subordinate Voting Shares other than in U.S. dollars.

This summary does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Subordinate Voting Shares in light of their personal circumstances or to any holders subject to special treatment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), such as:

•	banks or other financial institutions;

•	insurance companies;

•	brokers, dealers, or traders in securities;

•	tax-exempt organizations;

•	tax-qualified retirement plans and individual retirement accounts;

•	regulated investment companies;

•	real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons that have elected mark-to-market accounting;

•	persons holding Subordinate Voting Shares as part of a hedge, straddle, or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment;

•	persons that own or have owned (directly, indirectly, or constructively) 10% or more of the total combined voting power or value of the outstanding stock (including Subordinate Voting Shares) of Colliers;

•	expatriates and certain former citizens of the United States;

•	persons that hold Subordinate Voting Shares through a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes;

•	persons that are subject to special tax accounting rules under Section 451(b) of the Code; and

•	persons that acquired Subordinate Voting Shares through stock option or share purchase plan programs or in other compensatory arrangements.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Subordinate Voting Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

•	a citizen or an individual who is a resident of the United States;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Subordinate Voting Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and their partners are urged to consult their own tax advisers regarding the tax consequences of acquiring, owning, and disposing of Subordinate Voting Shares.

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This summary is based on current provisions of the Code, the regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, published positions of the U.S. Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This summary does not address all U.S. federal tax laws (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. There can be no assurance that the IRS will not challenge the conclusions reflected herein or that a court would not sustain any such challenge.

This summary is for informational purposes only and is not tax advice. Holders of Subordinate Voting Shares are urged to consult their tax advisers regarding the U.S. federal income tax consequences to them of the ownership and disposition of Subordinate Voting Shares in light of their particular circumstances, as well as any tax consequences arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local, or non-U.S. tax laws or any applicable income tax treaty.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the gross amount of a distribution paid to a U.S. Holder with respect to Subordinate Voting Shares (without reduction for any Canadian tax withheld from such distribution) will be included in the holder’s gross income as a dividend to the extent paid out of Colliers’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds Colliers’ current and accumulated earnings and profits, the excess would be treated as a recovery of basis to the extent of the U.S. Holder’s basis in Subordinate Voting Shares, and then as capital gain. We currently do not intend to calculate earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect distributions to be reported as dividends for U.S. federal income tax purposes.

Dividends received by individuals and certain other non-corporate U.S. Holders of Subordinate Voting Shares readily tradable on the Nasdaq generally will be “qualified dividend income” subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and that Colliers is not treated for U.S. federal income tax purposes as a “passive foreign investment company” (a “PFIC”) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Subordinate Voting Shares generally will not be eligible for the dividends-received deduction allowed to U.S. shareholders that are treated as corporations for U.S. federal tax purposes. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules in light of their particular circumstances.

Dividends paid by Colliers generally will constitute foreign-source income for foreign tax credit limitation purposes and will generally constitute passive category income. Accordingly, any Canadian federal withholding tax assessed on dividends received by U.S. Holders may, subject to certain limitations, be claimed as a foreign tax credit or as a deduction for U.S. federal income tax purposes. Notwithstanding the foregoing, the rules relating to foreign tax credits are complex, and the availability of a foreign tax credit depends on numerous factors. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit with respect to their particular circumstances.

Sale or Other Disposition of Subordinate Voting Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, a U.S. Holder will recognize taxable gain or loss upon the sale, exchange, or other taxable disposition of Subordinate Voting Shares equal to the difference, if any, between the amount realized for the Subordinate Voting Shares and the U.S. Holder’s tax basis in the Subordinate Voting Shares. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received in exchange for the Subordinate Voting Shares. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Subordinate Voting Shares exceeds one year at the time of the sale, exchange, or other taxable disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders, including individual U.S. Holders that have held their Subordinate Voting Shares for more than one year, currently are eligible for preferential tax rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

Certain adverse tax consequences could apply to a U.S. Holder if Colliers were classified as a PFIC for U.S. federal income tax purposes for any taxable year during the U.S. Holder’s holding period for Subordinate Voting Shares. In general, a non-U.S. corporation, such as Colliers, will be classified as a PFIC for any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, (i) 75% or more of the corporation’s gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average value of the corporation’s assets (generally based on an average of the quarterly values of the assets) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains. Based on its current and expected income, assets, and activities, Colliers does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether Colliers is or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of the Colliers’ income and assets from time to time, there can be no assurance that Colliers will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with Colliers’ determination as to its PFIC status.

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If Colliers were a PFIC for any taxable year during which a U.S. Holder held Subordinate Voting Shares, then any gain recognized by the holder upon the sale or other disposition of the Subordinate Voting Shares would be allocated ratably over the holder’s holding period for the Subordinate Voting Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before Colliers became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its Subordinate Voting Shares were to exceed 125% of the average of the annual distributions received on the Subordinate Voting Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such excess would be subject to taxation in the same manner as gain, described immediately above. Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If Colliers were a PFIC for any taxable year during which a U.S. Holder held Subordinate Voting Shares, then the U.S. Holder generally would be required to file an annual report on IRS Form 8621, subject to certain exceptions. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to an investment in Subordinate Voting Shares.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Subordinate Voting Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Subordinate Voting Shares.

Foreign Financial Asset Reporting

Citizens or individual residents (and certain entities) of the United States holding “specified foreign financial assets” (which generally include stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain U.S. dollar thresholds are required to report information relating to such assets, which could include Subordinate Voting Shares, by filing a completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax returns. Significant penalties may apply for the failure to satisfy this reporting obligation. U.S. Holders are urged to consult their tax advisers regarding the foregoing reporting obligation with regard to their ownership of Subordinate Voting Shares.

Information Reporting and Backup Withholding

Distributions with respect to Subordinate Voting Shares and proceeds from the sale, exchange, or redemption of Subordinate Voting Shares generally will be subject to information reporting to the IRS and may be subject to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

RISK FACTORS

An investment in the Offered Shares involves risks. Before purchasing the Offered Shares, prospective investors should carefully consider the information contained in, or incorporated by reference in, this Prospectus Supplement and the accompanying Shelf Prospectus, including, without limitation, the risk factors disclosed in the AIF and the Annual MD&A. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Offered Shares could be materially adversely affected.

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Risks Relating to the Offering

Discretion in use of proceeds.

We will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of any expenditures. As a result, a purchaser of Offered Shares will be relying on the judgment of management with respect to the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, our financial performance and financial condition may be adversely affected and the Subordinate Voting Shares could lose value.

Sales of a significant number of Subordinate Voting Shares in the public markets, or the perception of such sales, could depress the market price of the Subordinate Voting Shares.

Sales of a substantial number of Subordinate Voting Shares or equity-linked securities in the public markets by the Corporation or Mr. Hennick could depress the market price of the Subordinate Voting Shares and impair the Corporation’s ability to raise capital through the sale of additional equity securities. In connection with the settlement of Mr. Hennick’s long term incentive arrangement in 2021, the Corporation entered into a registration rights agreement that, among other things, requires that, upon request by the Multiple Voting Shareholder and subject to certain terms and conditions set out therein, Colliers prepare and file a prospectus and/or registration statement to register or qualify the distribution of all or a portion of the Subordinate Voting Shares held by the Multiple Voting Shareholder. The Corporation cannot predict the timing of any sale pursuant to the registration rights agreement, or the effect that future sales of Subordinate Voting Shares or equity-linked securities would have on the market price of the Subordinate Voting Shares.

Our dual class structure has the effect of concentrating voting control and the ability to influence corporate matters.

As agreed in the New Trust Agreement (as defined in the AIF), the Multiple Voting Shares shall convert on a one-for-one basis into Subordinate Voting Shares upon the occurrence of certain specified events and in any event by not later than September 1, 2028. However, the Multiple Voting Shares shall remain issued and outstanding until any such conversion event. The Multiple Voting Shares have twenty votes per share and the Subordinate Voting Shares have one vote per share. As at February 16, 2024, the shareholder who beneficially owns and controls all of the Multiple Voting Shares, Jay S. Hennick, our Chairman and Chief Executive Officer, holds approximately 43.62% of the voting power of all of our issued and outstanding shares and therefore has significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. As a result, the holder of Multiple Voting Shares has the ability to influence many matters affecting us and actions may be taken that the holders of the Subordinate Voting Shares may not view as beneficial. The market price of the Subordinate Voting Shares could be adversely affected due to the significant influence and voting power of the holder of Multiple Voting Shares. Additionally, the significant voting interest of the holder of Multiple Voting Shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Subordinate Voting Shares, might otherwise receive a premium for the Subordinate Voting Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by the holder of Multiple Voting Shares.

The market price of the Subordinate Voting Shares may be volatile.

The market price of the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our annual or quarterly results of operations;

•	changes in estimates of future results of operations by us or by equity research analysts;

•	changes in the economic performance or market valuations of other companies that investors deem comparable to us;

•	the addition or departure of our executive officers or other key personnel;

•	litigation or regulatory action against us;

•	issuances or expected issuances of additional Subordinate Voting Shares or other forms of our securities;

•	changes in applicable laws and regulations, including tax laws, or changes in the manner in which those laws are applied;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

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•	news reports relating to the conditions in the economy in general and/or trends, concerns or competitive developments, regulatory changes and other related issues in our industry; and

•	the other risk factors described in the AIF and the Annual MD&A.

The volatility may affect the ability of holders of Subordinate Voting Shares to sell the Subordinate Voting Shares at an advantageous price.

Financial markets have, at times, experienced significant price and volume fluctuations that have particularly affected the market prices of securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Subordinate Voting Shares by those institutions, which could adversely affect the trading price of the Subordinate Voting Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil occur, our operations could be adversely impacted and the trading price of the Subordinate Voting Shares may be adversely affected.

A decline in our performance may impact our ability to pay dividends on our shares.

Although we intend to make cash dividends to shareholders in accordance with our existing dividend policy, these dividends are not assured. Future dividends on the Subordinate Voting Shares and Multiple Voting Shares will depend on our results of operations, financial condition, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Additionally, under the Revolving Credit Facility, the Corporation is not permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof. The market value of the Subordinate Voting Shares may deteriorate if we are unable to pay dividends pursuant to our existing dividend policy in the future.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act and are permitted, under a multijurisdictional disclosure system adopted by the U.S. and Canada, to prepare our disclosure documents filed under the U.S. Exchange Act, in accordance with Canadian disclosure requirements. We intend to follow the listing rules of the TSX in respect of private placements instead of the requirements of Nasdaq to obtain shareholder approval for certain dilutive events (such as issuances of common shares that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Colliers and certain acquisitions of the shares or assets of another company). The TSX threshold for shareholder approval of private issuances of common shares is generally 25%, subject to additional shareholder approval requirements in the case of certain issuances to insiders, and accordingly, we will be permitted to rely on shareholder approval rules that may be less favorable to shareholders than for U.S. domestic companies that are subject to Nasdaq shareholder approval rules.

In addition, under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short swing profit liability provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are generally longer.

As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD, and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We currently rely on this exemption with respect to requirements regarding the quorum for any meeting of our shareholders, the requirement to obtain shareholder approval prior to an issuance of securities in certain circumstances and certain responsibilities of the Executive Compensation Committee of our board of directors. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

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The existence of our right to issue blank cheque preference shares.

The Corporation has the right to issue so-called “blank cheque” preference shares, which may affect the voting and liquidation rights of holders of Subordinate Voting Shares. The Corporation’s board of directors is authorized, without any further shareholder approval, to issue one or more additional series of preference shares in an unlimited number and to set the rights, privileges, restrictions and conditions attached thereto.

Potential future dilution to the holders of the Subordinate Voting Shares.

We are authorized to issue an unlimited number of Subordinate Voting Shares for consideration and terms and conditions as established by our board of directors, in many cases, without any requirement for explicit shareholder approval, and shareholders have no pre-emptive rights in connection with such further issuances. We may issue additional Subordinate Voting Shares in share offerings (including through the sale of securities convertible into or exchangeable for Subordinate Voting Shares), pursuant to the exercise of options under our Stock Option Plan (as defined herein) and for other purposes, such as in connection with an acquisition. We cannot predict the size of future issuances of Subordinate Voting Shares or the effect that future issuances and sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, holders of Subordinate Voting Shares will suffer dilution and we may experience dilution in our earnings per share.

LEGAL MATTERS

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on behalf of Colliers by Torys LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Certain legal matters relating to U.S. law with respect to the Offering will be passed upon on behalf of Colliers by Torys LLP and on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP. The partners, counsel and associates of each of Torys LLP and by Blake, Cassels & Graydon LLP, respectively as a group, beneficially own directly and indirectly, less than one percent of our outstanding securities of any class.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario M5J 0B2. PricewaterhouseCoopers LLP has confirmed that they are independent with respect to the Corporation within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules and regulations of the SEC and the PCAOB.

The transfer agent and registrar for the Subordinate Voting Shares is TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

S-19

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form base shelf prospectus has been filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and with the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Colliers International Group Inc. at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4, telephone (416) 960-9500, and are also available electronically at www.sedarplus.com and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	February 20, 2024

COLLIERS INTERNATIONAL GROUP INC.

Subordinate Voting Shares
Preference Shares
Debt Securities
Warrants
Subscription Receipts
Units

Colliers International Group Inc. (the “Corporation” or “Colliers”) may offer and issue from time to time during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective, (i) subordinate voting shares of the Corporation (“Subordinate Voting Shares”); (ii) preference shares of the Corporation (“Preference Shares”); (iii) debt securities (“Debt Securities”), which may include Debt Securities convertible into or exchangeable for Subordinate Voting Shares and/or other securities of the Corporation; (iv) warrants to purchase Subordinate Voting Shares, Preference Shares, or Debt Securities (“Warrants”); (v) subscription receipts of the Corporation exchangeable for Subordinate Voting Shares and/or other securities of the Corporation (“Subscription Receipts”); or (vi) units (“Units”) comprised of one or more of the other securities described in this Prospectus (all of the foregoing collectively, the “Securities”) or any combination thereof. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying prospectus supplements (each a “Prospectus Supplement”).

-ii-

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Subordinate Voting Shares, the number of Subordinate Voting Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), whether the Subordinate Voting Shares are being offered for cash or other consideration, and any other terms specific to the Subordinate Voting Shares being offered; (ii) in the case of Preference Shares, the number of Preference Shares being offered, the designation of a particular class or series, if applicable, the offering price, whether the Preference Shares are being offered for cash or other consideration, the dividend rate, if any, any terms for redemption or retraction, any conversion rights, and any other terms specific to the Preference Shares being offered; (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash or other consideration, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Corporation’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Corporation’s assets and any other terms specific to the Debt Securities being offered; (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash or other consideration, the designation, the number and the terms of the Subordinate Voting Shares, Preference Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, and any other terms specific to the Warrants being offered; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash or other consideration, the procedures for the exchange of the Subscription Receipts for Subordinate Voting Shares, Preference Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered; and (vi) in the case of Units, the designation and terms of the Units and of the securities comprising the Units and any other terms specific to the Units being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference in this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Corporation may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale including sales in transactions that are deemed to be “at-the-market distributions” as such term is defined in National Instrument 44-102 – Shelf Distributions of the Canadian Securities Administrators and, as defined, an “ATM Distribution”, at prices determined by reference to the prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than an ATM Distribution, the underwriters may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. An investor who acquires Securities forming part of the underwriters’ over-allocation position will acquire those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or through secondary market purchases. No underwriter or dealer involved in an ATM Distribution under this Prospectus, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

-iii-

The outstanding Subordinate Voting Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “CIGI”. The Subordinate Voting Shares are also listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “CIGI”. On February 16, 2024, the last trading day prior to the date of this Prospectus, the closing price of the Subordinate Voting Shares on the TSX was C$173.78 and the closing price of the Subordinate Voting Shares on Nasdaq was US$129.04.

Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preference Shares, Debt Securities, Warrants, Subscription Receipts or Units issuable pursuant to this Prospectus and any applicable Prospectus Supplement may be sold and purchasers may not be able to resell the Preference Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the trading prices of the Preference Shares, Debt Securities, Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preference Shares, Debt Securities, Warrants, Subscription Receipts or Units, and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the Preference Shares, Debt Securities, Warrants, Subscription Receipts or Units will not be listed on any securities exchange.

As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”.

Colliers’ registered office and head office is located at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

This offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (“U.S.”) and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Securities should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and were subject to the rules and regulations of the SEC and the Public Company Accounting Oversight Board (“PCAOB”). Financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a Prospectus Supplement in the future, will be prepared in accordance with U.S. GAAP.

Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of the Province of Ontario, that most of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States. See “Enforcement of Certain Civil Liabilities”.

All dollar amounts in this Prospectus are expressed in United States dollars, except as otherwise indicated. References to “$”, “US$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars.

NONE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY U.S. STATE SECURITIES REGULATORY AUTHORITY OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

-iv-

The Corporation has two classes of issued and outstanding shares: the Subordinate Voting Shares, which are listed and posted for trading on the TSX and Nasdaq, and the multiple voting shares (the “Multiple Voting Shares”). Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Subordinate Voting Shares and the Multiple Voting Shares are substantially identical with the exception of the multiple voting rights and conversion rights attached to the Multiple Voting Shares. Each Subordinate Voting Share is entitled to one (1) vote and each Multiple Voting Share is entitled to twenty (20) votes on all matters upon which the holders of shares are entitled to vote, and holders of Subordinate Voting Shares and Multiple Voting Shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by the Corporation’s articles. The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances. See “Description of Share Capital – Conversion”. The holders of Subordinate Voting Shares benefit from contractual provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares. See “Description of Share Capital – Take-Over Bid Protection”.

Directors of the Corporation residing outside of Canada have appointed Colliers International Group Inc., 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Certain Civil Liabilities”.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Investing in the Securities involves certain risks. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”), concerning the current expectations, estimates, forecasts and projections of management regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact included in this Prospectus which address events, results, outcomes or developments that the Corporation expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “may,” “would,” “could,” “will,” “anticipate,” “believe,” “plan,” “expect,” “intend,” “estimate,” “aim,” “endeavour”, or variations of such words and phrases and similar expressions or statements. Forward-looking statements in this Prospectus include, but may not be limited to, statements regarding potential offerings of Securities hereunder and other more particular statements made in the applicable Prospectus Supplement.

The Corporation cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Corporation at the time of making such statements, are inherently subject to known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Readers, therefore, should not place undue reliance on such statements and information.

Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: economic conditions, especially as they relate to rising interest rates, commercial and consumer credit conditions and business spending, particularly in regions where the Corporation’s business may be concentrated; rising inflation and its impact on compensation costs, hiring and retention of talent, and the Corporation’s ability to recover costs from its clients; the continuing aftermath of the global COVID-19 pandemic and its related impact on economic conditions, and in particular its impact on client demand for the Corporation’s services, the Corporation’s ability to deliver services and ensure the health and productivity of its employees; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for transactions; the effect of significant movements in average capitalization rates across different property types; a change in or loss of the Corporation’s relationship with U.S. government agencies; defaults by borrowers on loans originated under the Fannie Mae DUS Program (as defined in the Annual MD&A); a reduction by clients in their reliance on outsourcing for their commercial real estate needs; competition in the markets served by the Corporation; the impact of changes in the market value of assets under management on the performance of the Corporation’s investment management business; a decline in the Corporation’s ability to fundraise in its investment management operations, or an increase in redemptions from its perpetual funds and separately managed accounts; a decline in our ability to attract, recruit and retain talent; a decline in the Corporation’s performance impacting our continued compliance with the financial covenants under the Corporation’s debt agreements, or the Corporation’s ability to negotiate a waiver of certain covenants with the Corporation’s lenders; the effect of increases in interest rates on the Corporation’s cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Corporation’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; a decline in the Corporation’s ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; disruptions, cyber-attacks or security failures in our information technology systems, and our ability to recover from such incidents; the ability to comply with laws and regulations related to the Corporation’s global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on the Corporation’s business; changes in climate and environment-related policies that may adversely impact the Corporation’s business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the Corporation’s business.

Additional risk factors and details with respect to such risk factors are described in the section entitled “Risk Factors” in this Prospectus and any risk factors included in the documents incorporated by reference. Additional information about these assumptions and risks and uncertainties is contained in the Corporation’s filings with securities regulators, including the Corporation’s current annual information form and its most recent annual and interim management’s discussion and analysis, each which have been filed with the SEC and are incorporated by reference herein. Although the Corporation has attempted to identify important factors and risks that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date of this Prospectus only and Colliers does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

AVAILABLE INFORMATION

The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. These reports and information are available to the public free of charge on SEDAR+ at www.sedarplus.com.

The Corporation will file with the SEC a registration statement on Form F-10 relating to the Securities (the “Registration Statement”). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC.

The Corporation is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the U.S. and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies subject to the provisions of the U.S. Exchange Act that are applicable to U.S. domestic reporting companies.

In addition, as a foreign private issuer, Colliers is permitted to follow TSX listing rules in lieu of those required by Nasdaq. In particular, Colliers intends to follow the listing rules of the TSX in respect of private placements instead of the requirements of Nasdaq to obtain shareholder approval for certain dilutive events (such as issuances of common shares that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Colliers and certain acquisitions of the shares or assets of another company). The TSX threshold for shareholder approval of private issuances of common shares is generally 25%, subject to additional shareholder approval requirements in the case of certain issuances to insiders, and accordingly, Colliers will be permitted to rely on shareholder approval rules that may be less favorable to shareholders than for U.S. domestic companies that are subject to Nasdaq shareholder approval rules.

Investors may read any document that the Corporation has filed with, or furnished to, the SEC at the SEC’s website on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide the investor with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated herein by reference and in any Prospectus Supplement are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. U.S. GAAP differs in some significant respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, and thus the financial statements may not be comparable to financial statements of other Canadian companies.

EXCHANGE RATE INFORMATION

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for the conversion of Canadian dollars into United States dollar.

Years ended December 31,
	2023	2022	2021
High……………………………………………………	C$1.3875	C$1.3856	C$1.2942
Low…………………………………………………….	C$1.3128	C$1.2451	C$1.2040
Average for the Period…………………………………	C$1.3497	C$1.3011	C$1.2535
End of Period…………………………………………..	C$1.3226	C$1.3544	C$1.2678

On February 16, 2024 the average daily rate of exchange was US$1.00 = C$1.3484 as published by the Bank of Canada.

THE CORPORATION

Colliers is a leading diversified professional services and investment management company, incorporated under the Business Corporations Act (Ontario). The Corporation provides commercial real estate professional services and investment management to corporate and institutional clients in 34 countries around the world (66 countries including affiliates and franchisees). Colliers’ primary service lines are Outsourcing & Advisory, Investment Management, Leasing and Capital Markets.

The registered office and head office of the Corporation is located at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4. Additional information regarding the Corporation and its business is set out in the AIF (as defined below), which is incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4, telephone (416) 960-9500. These documents are also available on SEDAR+, which can be accessed online at www.sedarplus.com and are filed with the SEC as exhibits to the Registration Statement, available on EDGAR at www.sec.gov.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the annual information form of the Corporation dated as of February 15, 2024 for the financial year ended December 31, 2023 (the “AIF”);

(b)	the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2023 and 2022, the notes thereto, Management’s Report on Internal Control over Financial Reporting, and the report of Independent Registered Public Accounting Firm dated February 15, 2024;

(c)	management’s discussion and analysis of financial condition and results of operations dated February 15, 2024 for the fiscal year ended December 31, 2023 (the “Annual MD&A”); and

(d)	the management information circular of the Corporation dated February 16, 2023 for the annual meeting of shareholders held on April 5, 2023 (the “Information Circular”).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada and the U.S. after the date of this Prospectus and all Prospectus Supplements, disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and the U.S. and during the 25-month period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, any “template version” of “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and prior to the termination of the distribution of Securities to which such Prospectus Supplement relates, shall be deemed to be incorporated by reference in such Prospectus Supplement.

Each annual report on Form 40-F (or another applicable form) filed by the Corporation with the SEC will be incorporated by reference in the Registration Statement. In addition, any report on Form 6-K (or another applicable form) filed or furnished by the Corporation with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference in the Registration Statement only if and to the extent expressly provided in such report. The Corporation’s reports on Form 6-K and its annual report on Form 40-F (and other SEC filings made by the Corporation) are available at the SEC’s website at www.sec.gov.

Upon a new annual information form being filed by the Corporation with the applicable securities regulatory authorities during the 25-month period that this Prospectus is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form, (ii) any material change reports filed by the Corporation prior to the end of the financial year of the Corporation in respect of which the new annual information form is filed, and (iii) any business acquisition reports filed by the Corporation for acquisitions completed prior to the beginning of the financial year of the Corporation in respect of which the new annual information form is filed. Upon annual consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the 25-month period that this Prospectus is effective, the previous annual consolidated financial statements and the previous interim consolidated financial statements most recently filed, and in each case the accompanying management’s discussion and analysis, shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the 25-month period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management information circular in connection with an annual meeting being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of Colliers since December 31, 2023, which have not been disclosed in this Prospectus or in the documents incorporated by reference herein.

Disclosure regarding the consolidated capitalization of Colliers will be set forth in the applicable Prospectus Supplement(s) for any Securities offered pursuant to this Prospectus.

EARNINGs COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement with respect to any issuance of Preference Shares or Debt Securities having a term to maturity in excess of one year pursuant to this Prospectus, as required by applicable Canadian securities laws.

USE OF PROCEEDS

The net proceeds to the Corporation from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds of the offering or from the Corporation’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

The plan of distribution with respect to an offering of Securities under this Prospectus will be described in the Prospectus Supplement for the applicable distribution of Securities.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Colliers consists of (i) an unlimited number of Preference Shares, issuable in series, none of which are issued and outstanding as of February 16, 2024, (ii) an unlimited number of Subordinate Voting Shares, of which 46,246,182 were issued and outstanding as of February 16, 2024, (iii) and an unlimited number of Multiple Voting Shares, of which 1,325,694 were issued and outstanding as of February 16, 2024. All of the issued and outstanding Multiple Voting Shares are, directly or indirectly, held by Jay S. Hennick and Henset Capital Inc. (the “Multiple Voting Shareholder”).

The Multiple Voting Shares carry a greater number of votes per share relative to the Subordinate Voting Shares, and therefore the Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. Colliers is entitled to file this Prospectus on the basis that Colliers satisfies the requirements of Section 12.3(1)(b) of National Instrument 41-101 – General Prospectus Requirements.

The Subordinate Voting Shares are listed and posted for trading on the TSX and Nasdaq under the symbol “CIGI”. The Multiple Voting Shares are not listed and do not trade on any public market or quotation system.

Except as described in this Prospectus, the Subordinate Voting Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by the Corporation as if they were one class of shares.

Subordinate Voting Shares and Multiple Voting Shares

Rank

The Subordinate Voting Shares and Multiple Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation. In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the Corporation’s assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares are entitled to participate equally in the remaining property and assets of the Corporation available for distribution to the holders of shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares, subject to the rights of the holders of any Preference Shares.

Dividends

Subject to the prior rights of the holders of Preference Shares, if any, the holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to receive dividends as and when declared by the Corporation’s board of directors on a share-for-share basis or, in the discretion of the Corporation’s board of directors, in a greater amount per Subordinate Voting Share than per Multiple Voting Share. The Corporation is permitted to pay dividends unless there are reasonable grounds for believing that: (i) the Corporation is insolvent; or (ii) the payment of the dividend would render the Corporation insolvent. Under the terms of the Corporation’s existing debt agreements, the Corporation is not permitted to pay dividends, whether in cash or in specie, in the circumstances of an event of default thereunder occurring and continuing or an event of default occurring as a consequence thereof.

Voting Rights

Holders of Subordinate Voting Shares are entitled to one vote per Subordinate Voting Share and holders of Multiple Voting Shares are entitled to 20 votes per Multiple Voting Share on all matters upon which shareholders are entitled to vote. As of February 16, 2024 the Subordinate Voting Shares represent approximately 97.21% of the Corporation’s total issued and outstanding shares and approximately 63.56% of the voting power attached to all of the Corporation’s issued and outstanding shares.

Conversion

The Subordinate Voting Shares are not convertible into any other class of shares, except as described below under “—Take-over Bid Protection”. Each outstanding Multiple Voting Share may at any time, at the option of the holder and without further consideration, be converted into one Subordinate Voting Share.

In addition, the Multiple Voting Shares will convert automatically into Subordinate Voting Shares at such time that is the earliest to occur of the following: (i) the date that the number of Multiple Voting Shares and Subordinate Voting Shares held by Mr. Hennick and the Multiple Voting Shareholder, together with their associates and affiliates, is less than 4,000,000; (ii) 24 months after the termination of the New MSA (as defined in the AIF) in the circumstances as described below under “—Take-over Bid Protection”; and (iii) September 1, 2028.

Meetings of Shareholders

Holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. A quorum for the transaction of business at a meeting of shareholders is present if at least two shareholders entitled to vote at the meeting are present in person or represented by proxy.

Subdivision, Consolidation and Issuance of Rights

No subdivision, consolidation, reclassification or other change of the Multiple Voting Shares or the Subordinate Voting Shares may be made without the Multiple Voting Shares or Subordinate Voting Shares, as the case may be, being concurrently subdivided, consolidated, reclassified or made subject to the other change under the same conditions.

Certain Amendments

The rights, privileges, conditions and restrictions attaching to the Subordinate Voting Shares and the Multiple Voting Shares may be respectively modified if the amendment is authorized by at least two-thirds of the votes cast at a meeting of the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares duly held for that purpose. However, if the holders of Subordinate Voting Shares, as a class, or the holders of Multiple Voting Shares, as a class, are to be affected in a manner different from the other classes of shares, such amendment must, in addition, be authorized by at least two-thirds of the votes cast at a meeting of the holders of the class of shares which is affected differently.

Take-over Bid Protection

If a take-over bid (as defined in the Securities Act (Ontario)) is made to the holders of the Multiple Voting Shares, each Subordinate Voting Share shall become convertible into a Multiple Voting Share at the option of the holder thereof at any time during the period commencing on the eighth day after the date on which the offer is made and ending on the last date upon which holders of Multiple Voting Shares will be entitled to accept the offer. However, this conversion right shall not come into effect if:

(a)	an identical offer is made concurrently to purchase Subordinate Voting Shares (if any are then issued and outstanding), which offer has no condition attached to it other than the right to not take up and pay for shares tendered if no shares are purchased pursuant to the take-over bid for Multiple Voting Shares;

(b)	holders of more than 50% of the issued and outstanding Multiple Voting Shares deliver a certificate or certificates to Colliers’ transfer agent certifying that such holders will not deposit such Multiple Voting Shares under the take-over bid therefor; or

(c)	the take-over bid for Multiple Voting Shares is not completed by the offeror.

Mr. Hennick and the Multiple Voting Shareholder are subject to an agreement (the “Trust Agreement”) with TSX Trust Company (“TSX Trust”) and Colliers in order to provide the holders of Subordinate Voting Shares with certain additional rights in the event that a take-over bid having certain characteristics is made for the Multiple Voting Shares. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares.

The Trust Agreement prevents the sale, directly or indirectly, of Multiple Voting Shares owned by the Multiple Voting Shareholder pursuant to a take-over bid at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under applicable legislation. This prohibition does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares. Further restrictions on transactions involving the Multiple Voting Shares at a price that is greater than the current market price of the Subordinate Voting Shares are also set out in the New Trust Agreement (as defined and discussed below).

The Trust Agreement contains provisions for the authorization of action by TSX Trust to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. No holder of Subordinate Voting Shares has the right, other than through TSX Trust, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless TSX Trust fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares after provision of reasonable funds and indemnity to TSX Trust.

Holders of Subordinate Voting Shares may have additional rights under applicable securities legislation in the event of a take-over bid.

The Trust Agreement cannot be amended, varied or modified and no provision thereof will be waived, except with the approval of at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present in person or represented by proxy at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, which two-thirds majority must include a simple majority of the votes cast by the holders of Subordinate Voting Shares, excluding any person who owns Multiple Voting Shares, is an affiliate of a person who owns Multiple Voting Shares or is a person who has an agreement to purchase Multiple Voting Shares prior to giving effect to the amendment, variation, modification or waiver.

Additionally, on April 16, 2021, Mr. Hennick and the Multiple Voting Shareholder entered into an additional trust agreement (the “New Trust Agreement”) relating to the Multiple Voting Shares. The New Trust Agreement provides that the Multiple Voting Shares will convert into Subordinate Voting Shares on a one-for-one basis and for no additional consideration or premium upon the earliest to occur of: (a) the date that the sum of the number of Multiple Voting Shares and Subordinate Voting Shares held by Mr. Hennick and the Multiple Voting Shareholder, together with their associates and affiliates, is less than 4,000,000 (subject to adjustment and including ownership of securities convertible into Subordinate Voting Shares); (b) 24 months after the termination of the New MSA (as defined in the AIF) as a result of Mr. Hennick’s death, disability, voluntary resignation or the occurrence of certain other specific events set out in the New MSA; and (c) September 1, 2028. Additionally, the New Trust Agreement provides that Mr. Hennick and the Multiple Voting Shareholder will not sell any Multiple Voting Shares at a price greater than the market price of the Subordinate Voting Shares on the date of the agreement to sell such shares unless through the facilities of Nasdaq or the TSX, pursuant to a take-over bid, or similar transaction, where there is a concurrent offer made to, or acquisition from, the holders of all of the Subordinate Voting Shares on terms that are at least as favorable to the holders of Subordinate Voting Shares as those made to Mr. Hennick or the Multiple Voting Shareholder, pursuant to an issuer bid or pursuant to the granting of a permitted security interest. The provisions related to any amendment, variation, modification or waiver under the New Trust Agreement are consistent with those set out in the Trust Agreement.

Preference Shares

The Preference Shares are issuable, from time to time, in one or more series, as determined by the Corporation’s board of directors. The Corporation’s board of directors will determine, before the issue of any series of Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching to such series. The Preference Shares, if issued, will rank prior to the Subordinate Voting Shares and the Multiple Voting Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of Colliers or any other distribution of assets of Colliers among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Subordinate Voting Shares and the Multiple Voting Shares as may be determined with respect to the respective series authorized and issued. Except as required by law, the Preference Shares will not carry voting rights.

DESCRIPTION OF DEBT SECURITIES

This description sets forth certain general terms and provisions that would apply to any Debt Securities that Colliers may issue pursuant to this Prospectus. Colliers will provide particular terms and provisions of a series of Debt Securities, and the extent to which the general terms and provisions described below may apply to that series, in a Prospectus Supplement.

The Debt Securities will be issued under one or more indentures (each, an “Indenture”), in each case between Colliers and one or more appropriately qualified financial institutions authorized to carry on business as a trustee in Canada and/or the United States, as may be required by applicable securities laws. The description below is not exhaustive and is subject to, and qualified in its entirety by reference to, the detailed provisions of the applicable Indenture. Accordingly, reference should also be made to the applicable Indenture, a form of which has been filed as an exhibit to the Registration Statement. A copy of the final, fully executed Indenture, together with any supplemental indenture and/or the form of note for any Debt Securities offered hereunder, will be filed by the Corporation with applicable provincial and territorial securities commissions or similar regulatory authorities in Canada after it has been entered into, and will be available electronically on SEDAR+ under the profile of Colliers, which can be accessed at www.sedarplus.com, and will also be filed by post-effective amendment to the Registration Statement or by incorporation by reference to documents filed or furnished with the SEC.

Debt Securities may be offered separately or in combination with one or more other Securities. The Corporation may also, from time to time, issue Debt Securities and incur additional indebtedness other than pursuant to Debt Securities issued under this Prospectus.

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered and sold by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

General

Debt Securities may be issued from time to time in one or more series. Debt Securities may be denominated and payable in any currency. Colliers may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional debt securities of that series.

A Prospectus Supplement relating to a particular series of Debt Securities will describe the terms of the Debt Securities being offered including, where applicable, the following:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	the percentage of the principal amount at which such Debt Securities will be issued;

•	the date or dates on which such Debt Securities will mature;

•	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

•	the dates on which such interest will be payable and the record dates for such payments;

•	the trustee(s) under the Indenture pursuant to which the Debt Securities are to be issued;

•	any redemption term or terms under which such Debt Securities may be redeemed;

•	whether such Debt Securities are to be issued in registered form, “book-entry only” form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any exchange or conversion terms into or for Subordinate Voting Shares and/or other securities of the Corporation;

•	whether such Debt Securities will be subordinated to other liabilities of the Corporation; and

•	any other specific terms.

The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above. Debt Securities may be offered separately or together with other Securities. See “Description of Units”.

DESCRIPTION OF WARRANTS

The Corporation may issue Warrants to purchase Subordinate Voting Shares, Preference Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus. Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities.

Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants.

The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement relating to any Warrants the Corporation offers will describe the Warrants and the specific terms relating to the offering. The description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the designation, number and terms of the Subordinate Voting Shares, Preference Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

•	if the Warrants are issued as a unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material U.S. and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Corporation may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Corporation may issue Subscription Receipts separately or together with Subordinate Voting Shares, Preference Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada and the U.S. after it has been entered into by the Corporation. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	conditions to the exchange of Subscription Receipts into Subordinate Voting Shares, Preference Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into Subordinate Voting Shares, Preference Shares, Debt Securities or Warrants;

•	the number of Subordinate Voting Shares, Preference Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be exchanged into Subordinate Voting Shares, Preference Shares, Debt Securities or Warrants;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material U.S. and Canadian federal income tax consequences of owning the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

Description of Units

The Corporation may issue Units, separately or together, with Subordinate Voting Shares, Preference Shares, Debt Securities, Warrants or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation, aggregate number and terms of Units offered;

•	the price at which the Units will be offered (or the method of determining the price);

•	the currency or currencies in which the Units will be offered;

•	the number of Subordinate Voting Shares (which may be less than or more than one Subordinate Voting Share), the number of Preference Shares (which may be less than or more than one Preference Share), the number of Warrants (which may be less than or more than one Warrant), the number of Subscription Receipts (which may be less than one Subscription Receipt) and/or the principal amount of Debt Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer, exchange or amendment of the Units or of the Securities comprising the Units;

•	the terms of the Securities comprising the Units;

•	the designation and terms of any Securities with which the Units will be offered, if any, and the number of Units that will be offered with each such Security;

•	the date(s), if any, on or after which the Units and the related Securities will be transferable separately;

•	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

•	material U.S. and Canadian federal income tax consequences of owning the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units; and

•	any other material terms and conditions of the Units.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

TRADING PRICE AND VOLUME

Trading prices and volume information relating to the applicable Securities will be provided as required in a Prospectus Supplement.

PRIOR SALES

Prior sales of the Corporation’s Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

RISK FACTORS

Prospective purchasers of Securities should carefully consider the risk factors incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities before investing in Securities. Discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation’s disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this Prospectus. Readers are cautioned that such risk factors are not exhaustive. The Corporation’s financial condition and results of operations could be materially adversely affected by any of these risks and past performance is no guarantee of future performance. See “Cautionary Note Regarding Forward-Looking Statements” and “Documents Incorporated by Reference” herein and “Risk factors” in the Corporation’s current AIF.

LEGAL MATTERS

Certain legal matters relating to the offering of Securities hereunder will be passed upon on behalf of the Corporation by Torys LLP with respect to Canadian and U.S. legal matters, including the laws of the State of New York. At the date hereof, the partners and associates of Torys LLP, as a group, beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Corporation or any associate or affiliate of the Corporation.

WELL-KNOWN SEASONED ISSUER

The securities regulatory authorities in each of the provinces and territories of Canada have adopted substantively harmonized blanket orders, including Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order) (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, all as amended or extended, collectively, the “WKSI Blanket Orders”). This Prospectus has been filed by the Corporation in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders. The Corporation intends to rely on such exemptions to the full extent permitted by the WKSI Blanket Orders notwithstanding the inclusion in this Prospectus of any disclosure that is permitted to be excluded pursuant to the WKSI Blanket Orders.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Theauditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario M5J 0B2. PricewaterhouseCoopers LLP has confirmed that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules and regulations of the SEC and the PCAOB.

The transfer agent and registrar for the Subordinate Voting Shares is TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

Notice to Canadian Investors

Certain of the Corporation’s directors, namely Christopher Galvin, Benjamin F. Stein and L. Frederick Sutherland, reside outside of Canada. Each of these directors has appointed Colliers International Group Inc., 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Notice to U.S. Investors

The Corporation is incorporated under the laws of the Province of Ontario and its principal place of business is in Canada. Most of the Corporation’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. As described below, the Corporation will appoint an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States. upon the Corporation or those directors, officers and experts who are not residents of the United States. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Corporation has been advised that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Corporation cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Corporation will file with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation will appoint Corporation Service Company as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or relating to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to this Prospectus and each prospectus supplement thereto, the following documents have been or will be filed with the SEC as part of the Registration Statement: the documents set out under the heading “Documents Incorporated by Reference”; the consents of auditors and counsel; the powers of attorney from the directors and certain officers of the Corporation; the form of Indenture; and the SEC filing fee exhibit. In addition, a copy of the underwriting agreement, form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, and any additional consents of auditors and counsel, will be filed by post-effective amendment or by incorporation by reference to documents filed with the SEC, and will form a part of the Registration Statement.